UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

CounterPath Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
22228P 20 3
(CUSIP Number)
P.R. Reddon Covington Venture Fund Inc. 200 Front Street West Suite 3003 PO Box 10 Toronto, Ontario, Canada M5V 3K2 Telephone: 416.365.0060
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22228P 20 3
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Covington Venture Fund Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions): Not applicable (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Ontario
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,306,515 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 6,306,515 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,306,515 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 18.4% (2)
14. Type of Reporting Person (See Instructions): CO

(1)	Includes 1,499,608 Shares that may be acquired on the exercise of warrants.
(2)

Calculated based on the aggregate of 34,268,237 Shares, which consists of 32,768,629 Shares outstanding as of October 29, 2009 and 1,499,608 warrants exercisable within sixty days pursuant to Rule 13d-3 of the Act.

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            This Schedule 13D is being filed on behalf of Covington Venture Fund Inc. relating to the shares of common stock of Counterpath Corporation, a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1.	Security And Issuer

This Statement relates to the shares of common stock (the “Shares”) of the Issuer. The principal executive offices of the Issuer are located at Suite 300, One Bentall Centre, 505 Burrard St, Vancouver, BC V7X 1M3.

Item 2.	Identity And Background

This Statement is filed by Covington Venture Fund Inc., whose business address is 200 Front Street West, Suite 3003, PO Box 10, Toronto, Ontario M5V 3K2.

Neither Covington Venture Fund Inc. nor any of its directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Covington Venture Fund Inc. nor any of its directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For information with respect to each executive officer and director of Covington Venture Fund Inc. see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer entered into a subscription agreement (the “Subscription Agreement”) with Covington Venture Fund Inc. whereby the Issuer agreed to issue an aggregate of 1,666,667 units (each, a “Unit”) to Covington Venture Fund Inc. at a price of CDN$0.60 (approximately US$0.56) per Unit, for aggregate proceeds of CDN$1,000,000 (approximately US$934,000). Each Unit consists of one common share and one-half of one share purchase warrant (each, a “Warrant”). One whole Warrant entitles Covington Venture Fund Inc. to purchase one additional common share of the Issuer at a price of US$0.90 per share until October 29, 2011.

Covington Venture Fund Inc. used working capital funds to make the investments disclosed above.

Item 4.	Purpose of Transaction

Covington Venture Fund Inc. has acquired the Shares of the Issuer for investment purposes. In that connection, Covington Venture Fund Inc. may have its representatives meet with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. Covington Venture Fund Inc. intends to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, Covington Venture Fund Inc. may acquire additional securities of the Issuer as it deems appropriate. Alternatively,

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Covington Venture Fund Inc. may dispose of some or all of the Shares in privately negotiated transactions or otherwise.

At this time and other than as described in Item 5 of this Schedule 13D, neither of Covington Venture Fund Inc. nor, to its knowledge, any of its executive officers or directors, have the intention of acquiring additional Shares of the Issuer, although Covington Venture Fund Inc. reserves the right to make additional purchases on the open market, in private transactions and from treasury. Other than as contemplated in the Subscription Agreement, neither of Covington Venture Fund Inc. nor, to its knowledge, any of its executive officers or directors, have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;
(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

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Item 5.          Interest in Securities of the Issuer

As of October 29, 2009, the aggregate number and percentage of common shares of the Issuer beneficially owned by Covington Venture Fund Inc. is 4,806,907 Shares and 1,499,608 Shares that may be acquired on the exercise of the Warrants or approximately 18.4% of the common stock of the Issuer.

Covington Venture Fund Inc. has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 4,806,907 Shares and 1,499,608 Shares that may be acquired on the exercise of the Warrants.

Other than as described in Item 3 above, Covington Venture Fund Inc. has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits or disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between Covington Venture Fund Inc. and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.         Form of Subscription Agreement (incorporated by reference from our Current Report on Form 8-K filed on November 4, 2009)

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Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

COVINGTON VENTURE FUND INC.

/s/ P.R. Reddon

Signature

P.R. Reddon,

Chief Executive Officer

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

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APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to Covington Venture Fund Inc.

COVINGTON VENTURE FUND INC.

Name/Position	Business Address	Principal Occupation	Citizenship
P.R. Reddon President, Chief Executive Officer and Director	200 Front Street West Suite 3000 PO Box 10 Toronto, Ontario M5V 3K2	Managing Director of Covington Capital Corporation	Canadian
Donald Bujold Director Scott D. Clark Director Dennis Dunster Director Daniel Slunder Director John R. Mott Director Iain A. Robb Director Lisa Low Chief Financial Officer

200 Front Street West

Suite 3000 PO Box 10

Toronto, Ontario M5V 3K2

200 Front Street West

Suite 3000 PO Box 10

Toronto, Ontario M5V 3K2

200 Front Street West

Suite 3000 PO Box 10

Toronto, Ontario M5V 3K2

200 Front Street West

Suite 3000 PO Box 10

Toronto, Ontario M5V 3K2

200 Front Street West

Suite 3000 PO Box 10

Toronto, Ontario M5V 3K2

200 Front Street West

Suite 3000 PO Box 10 Toronto, Ontario M5V 3K2

200 Front Street West

Suite 3000 PO Box 10 Toronto, Ontario M5V 3K2

Former President, B&D Labour Consultants Inc

President and Chief Executive Officer of Covington Capital

Former Executive Vice-President, B&D Labour

Consultants Inc

Chairman of the CFPA

Chartered Accountant in Private Practice

Partner of Gowling Lafleur Henderson LLP

Chief Financial Officer

Covington Capital Corporation

Canadian Canadian Canadian Canadian Canadian Canadian Canadian

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CW2985026.1